UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Asia Select Acquisition II Corp.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

None
(CUSIP Number)

Min Kuang
300-1055 West Hastings Street
Vancouver, B.C. V6E 2E9
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 5, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Min Kuang

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	___________________________________________________________
	(b)	___________________________________________________________

3.	SEC Use Only ___________________________________________________

4.	Source of Funds (See Instructions) (See item 3)______AF__________________

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _______

6.	Citizenship or Place of Organization ____ Canada______________________________________

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power _______3,571,428___________________________________________

	8.	Shared Voting Power _______________________________________________

	9.	Sole Dispositive Power______ 3,571,428___________________________________

	10.	Shared Dispositive Power __________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person ___ 3,571,428__________________

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _____

13.	Percent of Class Represented by Amount in Row (11) ______71.43%______________

14.	Type of Reporting Person (See Instructions) _____IN____________________________________________________________ ________________

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Asia Select Asset Management Limited (Hong Kong)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	___________________________________________________________
	(b)	___________________________________________________________

3.	SEC Use Only ___________________________________________________

4.	Source of Funds (See Instructions) (See item 3)______WC__________________

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _______

6.	Citizenship or Place of Organization ____ Hong Kong______________________________________

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power _______3,571,428___________________________________________

	8.	Shared Voting Power _______________________________________________

	9.	Sole Dispositive Power______ 3,571,428___________________________________

	10.	Shared Dispositive Power __________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person ___ 3,571,428__________________

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _____

13.	Percent of Class Represented by Amount in Row (11) ______71.43%______________

14.	Type of Reporting Person (See Instructions) _____OO____________________________________________________________ ________________

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $.0001 per share (the “Common Stock”) of Asia Select Acquisition II Corp., whose principal executive offices are located at  300-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is Min Kuang  (the “Reporting Person”).  Min Kuang is the principal of Asia Select Asset Management Limited (Hong Kong) (“ASAML”).

(b) The business address of the Reporting Person and principal office of ASAML is 300-1055 West Hastings Street, Vancouver, B.C. V6E 2E9.

(c) The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is the founder and Chief Executive Officer of Asia Select Investment Fund Inc., a private equity firm, at  300-1055 West Hastings Street, Vancouver, B.C. V6E 2E9

(d) During the last five years the Reporting Person and ASAML has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person and ASAML was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Canada. ASAML is formed in Hong Kong, China.

Item 3. Source and Amount of Funds or Other Consideration.

On August 6, 2009, ASAML acquired directly from the Issuer, pursuant to a Securities Purchase Agreement, 3,571,428 shares of Common Stock at an aggregate purchase price of $7,143 and a Warrant to purchase 357,143 shares of Common Stock at an exercise price of $1 per share.   The Warrant is exercisable at any time on or after the date that is 61 days from the filing of a Form 8-K following a merger or other business combination with an operating business or any other event pursuant to which the Issuer ceases to be a “shell company” as defined by Rule 12b-2 under the Securities Exchange Act of 1934, as amended and a “blank check company,” as defined by rule 419 of the Securities Act of 1933, as amended. The source of funding for this purchase was working capital.  The Reporting Person serves as the principal of ASAML. She may be deemed indirect beneficial owner of these securities since she has sole voting and investment control over the shares of Common Stock.
.
Item 4. Purpose of Transaction.

ASAML purchased the 3,571,428 shares of Common Stock for investment purposes.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person and ASAML beneficially own an aggregate of 3,571,428 shares of Common Stock, representing 71.43% of the outstanding shares of Common Stock (based upon 5,000,000 shares outstanding as of the date hereof).

(b) The Reporting Person as Principal of ASAML has the sole right to vote and dispose, or direct the disposition, of the 3,571,428 shares of Common Stock.

(c) The 3,571,428 shares of Common Stock reported herein were acquired by ASAML and the Reporting Person effective August 6, 2009.

(d) Other than ASAML and the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 3,571,428 shares of Common Stock beneficially owned by the Reporting Person and ASAML.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to Be Filed as Exhibits.

Exhibit No.	Description of Exhibit

99	Joint Filing Agreement dated October 5, 2009

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 5, 2009

ASIA SELECT ASSET MANAGEMENT LIMITED (HONG KONG)

/s/ Min Kuang
Min Kuang

/s/ Min Kuang
Min Kuang